[LIBERTY BANCORP, INC. LETTERHEAD]

October 13, 2009

Dear Shareholder:

Liberty Bancorp, Inc. (“Liberty Bancorp” or the “Company”) has announced that it is offering to purchase all of the shares of Company common stock held by persons owning 99 or fewer shares as of the close of business on September 22, 2009. Shareholders who own more than 99 shares as of this record date are not eligible to participate in this offer. Liberty Bancorp is offering to purchase these “odd-lot” shares for a purchase price of $15.00 per share, which represents a $6.65 (or 79.6%) premium over the last share sales price of our common stock as reported on the Nasdaq Capital Market prior to September 22, 2009, the record date. In addition to the $15.00 per share price, Liberty Bancorp is offering a $50.00 bonus for all properly executed offers received prior to November 20, 2009, the expiration date of the offering.

Eligible shareholders who possess their stock certificates will receive $15.00 per share when their certificates are tendered to Registrar and Transfer Company, the Depositary for the offer. No brokerage or other fees will be charged.

Shareholders holding their shares with a broker will need to contact their broker for information concerning any transaction costs that may be charged by the broker for tendering their shares in this offer.

Enclosed with this package are various documents discussing this odd-lot tender offer.  A full description of the terms of the offer and the reasons we are making the offer are included in the document entitled “Offer by Liberty Bancorp, Inc. to Purchase for Cash.” Although we encourage you to review the entire Offer to Purchase for Cash, a summary of the terms of the offer are set forth on pages two through four, and a simple question and answer format is included on pages four through seven, of that document.

Our principal purpose in making the offer is to reduce the number of Company shareholders. If we are able to reduce the number of record shareholders below 300, the Board of Directors will likely elect to deregister the Company’s common stock with the U.S. Securities and Exchange Commission (the “SEC”). As a result, the Company would no longer be subject to the periodic reporting and proxy solicitation requirements of the Securities Exchange Act of 1934, and the administrative burdens associated with such requirements would be reduced significantly. Our Board has determined that SEC regulations and legislation, such as the Sarbanes-Oxley Act of 2002, are too burdensome on the Company’s financial and personnel resources. We hope that by reducing the number of shareholders and, if eligible, deregistering with the SEC, the Company will substantially reduce its costs associated with SEC reporting and audit requirements. This will allow the Company’s management to focus on business activities, strategies, and opportunities for the Company, as well as the needs of its shareholders and customers. Regardless of whether we deregister our common stock with the SEC, both Liberty Bancorp and BankLiberty will continue to be regulated by the Office of Thrift Supervision.

If not enough shareholders participate in this offer to reduce the number of record shareholders below 300, we will not be eligible to deregister with the SEC. If that is the case, at the expiration of the offer, the Board of Directors will likely consider other options to reduce the number of Company shareholders.

If, after reading the Offer to Purchase for Cash, you still have questions about this odd-lot tender offer, please feel free to contact me at the address provided at the end of the Offer to Purchase for Cash. We also urge you to read the documents you have received relating to this offer and give this matter your full consideration.

Very truly yours,

/s/ Brent M. Giles

Brent M. Giles
President and Chief Executive Officer